UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 23, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated June 22, 2011 announcing that an extraordinary general assembly is scheduled for August 11, 2011.

June 22, 2011

TURKCELL EXTRAORDINARY GENERAL ASSEMBLY TO CONVENE
ON AUGUST 11, 2011

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s statutory auditors have assessed the request of Company Chairman Colin J. Williams, who is also an independent board member, for our Company’s statutory auditors to pursue their legal tasks arising from the Turkish Commercial Code and invite the Extraordinary General Assembly to meet, as no Board of Directors’ decision can be taken on this matter. As per the statutory auditors’ decision dated June 22, 2011, Turkcell’s Extraordinary General Assembly to be held at “Turkcell Plaza, Conference Room, Mesrutiyet Cad. No.71 Tepebasi, Istanbul” on August 11, 2011, at 15.00 to resolve the attached agenda.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
AGENDA OF THE
EXTRAORDINARY GENERAL ASSEMBLY MEETING
 Dated 11 August 2011

1-	Opening and election of the Presidency Board;

2-	Authorizing the Presidency Board to sign the minutes of the meeting;

3-	Reading the Annual Reports of the Board of Directors relating to fiscal year 2010;

4-	Reading the Annual Reports of the Auditors relating to fiscal year 2010;

5-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2010;

6-	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2010, together with the activities and operations of the Company in year 2010;

7-	Release of the Board members from activities and operations of the Company in year 2010;

8-	Release of the auditors from activities and operations of the Company in year 2010;

9-	Election of auditors for a period of one year and determination of their remuneration;

10-	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2010 and the distribution date;

11-	Wishes and hopes;

12-	Closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 23, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 23, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head